02052021

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the Month of August 2002

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Translation of Registrant's Name into English)

8 Maskit Street, Herzlia 46120, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F....X.... Form 40-F........

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes........ No....X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-....................

Attached to the Registrant's Form 6-K for the month of August 2002 and incorporated by reference herein is the Registrant's immediate report dated August 14, 2002.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTAL SYSTEMS SOLUTIONS LTD.
(Registrant)

By:/s/ Iris Yahal
Iris Yahal
Chief Financial Officer

Dated: August 14, 2002

CRYSTAL SYSTEMS SOLUTIONS ANNOUNCES SECOND QUARTER RESULTS

—

Gross Profit Margins Widen; Positive Net Income

Herzlia, Israel – August 13, 2002 – Crystal Systems Solutions Ltd. (NASDAQ: CRYS), a global provider of leading software products and support services for the modernization of existing information systems, today announced its financial results for the second quarter and six months ended June 30, 2002.

Revenues for the second quarter of 2002 were $7.5 million, 7% lower than in the previous quarter. Gross profit margins for the second quarter of 2002 were 61%, compared to 60% for the first quarter of 2002. The Company reported a net income for the second quarter of 2002 of $26K, compared to a net loss of $238K for the first quarter of 2002. The increased gross profit margins compared to the same period last year were largely due to the company's focus on license sales and fixed price projects, and a significantly reduced expense structure.

Revenues for the first six months of 2002 were $15.6 million, compared to $21.2 million for the first six months of 2001. Gross profit margins for the first half of 2002 were 61%, compared to 52% for the first six months of 2001. The Company reported a net loss for the first half of 2002 of $210K, or $(0.02) per share, compared to a net loss of $6.3 million, or $(0.83) per share in the first half of 2001.

"Revenues for the second quarter were impacted by the continuing cautious approach of companies to engage in major capital expenditures, and the ongoing trend to procure products and services in a phased approach," observed Chanan Weiss, Chief Executive Officer. "Nevertheless, it's encouraging to see that gross margins continue to increase as a result of our restructured business model, which focuses more on license sales and fixed price projects. Moreover, our bottom line improved, achieving operating profitability and a positive cash flow due to the comprehensive cost-control programs we implemented last year."
"The positive second quarter results have been achieved in spite of the MCI WorldCom affair, which resulted in the loss of an expected annual income of $2 million, predominantly from the revenue assurance sector. I believe that this cut will be counterbalanced by the sale of Crystal's legacy modernization tools, which offer a high return on investment.

"Whether via revenue assurance or cost-saving legacy modernization, Crystal's tools are ideally positioned in this period of budgetary constraints," concluded Chanan Weiss.

Mr. Gad Goldstein, Chairman of the Board, added, "I am satisfied with our overall performance in these difficult and uncertain economic times. Looking forward, Crystal, and its subsidiary Mainsoft, continue to invest in the development of sophisticated modernization tools. The recurring deals with leading software developers, such as Siebel, Caddence, and Crystal Decisions, demonstrate the genuine demand for sophisticated and automated tools with a proven history of a high return on investment. We will take advantage of opportunities in all our target markets, continue to improve our products, and keep close control of our expenses."

Conference Call Details:
Gad Goldstein Chairman, of the Board, and Iris Yahal, the company's Chief Financial Officer, will discuss the second quarter results and will be available to answer questions in a conference call on:

Tuesday, August 13, 2002 at 10 A.M. (EST) / 5 P.M. Israel time.

To participate, please call

In the US call: (888) 428-4473
Outside the US call: (612) 332-0107

Callers should reference "Crystal Systems Solutions Second Quarter Results" to the AT&T conference call operator.

An automated replay of the conference call will be available from August 13 at 2 P.M. through August 15 at 11:59 P.M. (EDT). To access the replay, please call (USA) 1-800-475-6701, (International) 1-320-365-3844. Callers should enter Crystal's access code: 648629.

About Crystal Systems Solutions

Crystal Systems Solutions Ltd. develops solutions that enable clients to efficiently manage the IT assets at their disposal, including legacy applications, modern application packages, middleware, and networking technologies. Its products provide cross-platform software renovation, modernization, and IT asset management solutions that are designed to accelerate the process of mission-critical legacy renewal, integration, and maintenance during an application's entire life cycle.

For more information, please visit our web site at http://www.crystal-sys.com.

Crystal Systems Solutions is a member of the Formula Group (NASDAQ: FORTY). The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products, and providing computer-based solutions.

SAFE HARBOR: Certain statements contained in this release may be deemed forward-looking statements, with respect to plans, projections, or future performance of the Company, the occurrence of which involves certain risks and uncertainties that could cause actual plans to differ materially from these statements. These risks and uncertainties include but are not limited to: market demand for the Company's tools, successful implementation of the Company's tools, competitive factors, the ability to manage the Company's growth, the ability to recruit and retrain additional software personnel, and the ability to develop new business lines.

This press release is also available at www.crystal-sys.com

Contact: Iris Yahal +972-9-9600233

CRYSTAL SYSTEMS SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED STATEMENT OF INCOME
(In thousands, except per-share data)

	Six months ended June 30,		Three months ended June 30,	
	2002	2001	2002	2001
Revenues	$15,568	$21,165	$7,515	$10,151
Cost of revenues	6,137	10,201	2,946	4,868
Gross profit	9,431	10,964	4,569	5,283
Software development costs	3,701	4,675	1,828	2,300
Selling, general and administrative expenses	4,830	9,293	2,351	4,330
EBITDA	900	(3,004)	390	(1,347)
Depreciation	592	857	294	447
Amortization of goodwill	-	821	-	465
Goodwill impairment, Restructuring costs & Non-recurring expenses	-	1,724	-	854
Operating income (loss)	308	(6,406)	96	(3,113)
Financial income (expenses), net	92	(275)	159	(125)
Other income (loss), net	105	(136)	(1)	(129)
Income (loss) before taxes	505	(6,817)	254	(3,367)
Taxes on income	55	78	24	0
	450	(6,895)	230	(3,367)
Minority interest	(244)	1,158	12	704
Equity in losses of affiliated companies, net	(418)	(527)	(216)	(187)
Net income (loss)	(212)	(6,264)	26	(2,850)
Basic earnings per share	$(0.02)	$(0.63)	0.00	$(0.30)
Diluted earnings per share	$(0.02)	$(0.63)	0.00	$(0.30)
Common shares outstanding	10,062	9,909	10,074	9,860
Common shares assuming dilution	10,062	9,950	10,074	9,860

CRYSTAL SYSTEMS SOLUTIONS LTD.
(AN ISRAELI CORPORATION)

CONSOLIDATED BALANCE SHEETS
(In thousands)

	June 30, 2002	December 31 2001
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$10,104	$9,374
Marketable securities	834	574
Accounts receivable:		
Trade	10,107	12,171
Other	1,811	2,253
Total current assets	22,856	24,372
INVESTMENTS	9,549	8,053
FIXED ASSETS		
Cost	9,845	9,799
Less - accumulated depreciation	6,762	6,449
Total fixed assets	3,083	3,350
OTHER ASSETS, NET	19,280	18,892
Total assets	$54,768	$54,667
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Short-term bank credit	$3,718	$2,280
Accounts payable and accruals:		
Trade	3,535	5,261
Other	6,906	6,930
Total current liabilities	14,159	14,471
LONG-TERM LIABILITIES:		
Accrued severance pay, net	622	702
Loans from banks and others	285	281
Total long-term liabilities	907	983
MINORITY INTEREST	4,212	3,956
SHAREHOLDERS' EQUITY (net of cost of 1,766,100 shares held by subsidiaries)	35,490	35,257
Total liabilities and shareholders' equity	$54,768	$54,667